                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)

                        MARVEL ENTERTAINMENT GROUP, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   573913 10 0
        ----------------------------------------------------------------
                                 (CUSIP Number)

                               Vincent J. Intrieri
                           c/o Icahn Associates Corp.
                 767 Fifth Ave., 47th Floor, New York, NY 10153
                    Tel: (212) 702-4300, Fax: (212) 750-5828
        ----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:
                                Norman L. Pernick
                         Saul, Ewing, Remick & Saul LLP
                               222 Delaware Avenue
                              Wilmington, DE 19899
                                 (302) 421-6800

                                 August 15, 1997
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
______________________________________________________________________________

CUSIP No.  573913 10 0
______________________________________________________________________________

    1      NAME OF REPORTING PERSONS:

           Marvel Holdings Inc. (IRS EIN# 13 370 9544)
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
           Delaware
______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   26,347,759 (25.88%)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   ooooooo
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   26,347,759 (25.88%)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   ooooooo
_______________|_____|________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          26,347,759
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          25.88%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          CO
______________________________________________________________________________

                                  SCHEDULE 13D
______________________________________________________________________________

CUSIP No.  573913 10 0
______________________________________________________________________________

    1      NAME OF REPORTING PERSON:

           Marvel (Parent) Holdings Inc. (IRS EIN# 13 350 1047)
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
           Delaware
______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   18,108,570 (17.79%)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   ooooooo
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   18,108,570 (17.79%)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   ooooooo
_______________|_____|________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          18,108,570
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.79%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          CO
______________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement amends and restates the Schedule 13D, relating to the common stock, par value $.01 per share, of Marvel Entertainment Group, Inc. ("Marvel"), as originally filed with the Securities and Exchange Commission (the "Commission"), on May 18, 1993 by New Marvel Holdings Inc., MacAndrews & Forbes Holdings Inc. ("M&F"), and Mafco Holdings Inc. ("Mafco"), as amended by Amendment No. 1, filed with the Commission on October 12, 1993 by Marvel Holdings Inc. ("Holdings I"), Marvel (Parent) Holdings Inc. ("Holdings II"), Four Star Holdings Corp., Andrews Group Incorporated ("Andrews"), M&F and Mafco, as amended by Amendment No. 2 filed with the Commission on November 15, 1996 by Holdings I, Holdings II, Andrews and Mafco, as amended by Amendment No. 3, filed with the Commission on December 31, 1996 by Holdings I, Holdings II, Andrews and Mafco, as amended by Amendment No. 4 filed with the Commission on March 10, 1997 by Holdings I, Holdings II, Andrews and Mafco, as amended by Amendment No. 5 filed with the Commission on April 25, 1997 by Holdings I, as amended by Amendment No. 6 filed with the Commission on April 29, 1997 by Holdings I, as amended by Amendment No. 7 filed with the Commission on May 1, 1997 by Holdings I, as amended by Amendment No. 8 filed with the Commission on May 9, 1997 by Holdings I, as amended by Amendment No. 9 filed with the Commission on May 15, 1997 by Holdings I, and as amended by Amendment No. 10 filed with the Commission on June 25, 1997 by Holdings I.

Item 2.  Identity And Background

         Item 2 is hereby amended to read in its entirety:

         On December 27, 1996, the reporting persons filed for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court of the District of Delaware (the "Bankruptcy Court"). Amendment 5 to this
Schedule 13D, filed on April 25, 1997, described a change of control of Marvel Holdings, Inc. ("Holdings I"). Since that filing the same change of control has also occurred with respect to Marvel (Parent) Holdings, Inc. ("Holdings II").

         (a)-(c),(f) This Statement is being filed by Holdings I, a corporation organized and existing under the laws of Delaware and Holdings II, a corporation organized and existing under the laws of Delaware. Holdings I and Holdings II are both holding companies. The business address of Holdings I is 387 Park Avenue South, New York, New York, 10016. The Business address of Holdings II is 387 Park Avenue South, New York, New York, 10016.

         The names, business addresses, present principal occupations or employments, the principal business and address of the entity in which such employment is conducted, if necessary, and citizenships of the executive officers and directors of Holdings I and Holdings II are set forth on Schedule A attached to Amendment 5 to this Schedule 13D and incorporated herein by reference. (Schedule A, as set forth in Amendment 5 to this Schedule 13D is, however, herein amended such that all references to "Marvel Holdings" includes both Holdings I and Holdings II).

         (d) During the last five years, neither Holdings I nor Holdings II have been convicted in a criminal proceeding. In addition, to the best knowledge of Holdings I and Holdings II, no individuals set forth on Schedules A or B were convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither Holdings I nor Holdings II was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violations with respect to such laws. In addition, to the best knowledge of Holdings I and Holdings II, no individuals set forth on Schedules A or B were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration

         Item 3 is hereby amended by adding the following:

         No new Marvel Common Stock has been acquired by Holdings I or Holdings
II. See Item 4. The control of the voting of the Marvel Common Stock held by Holdings I and Holdings II has changed as described in Item 4.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended by adding the following:

         On August 15, 1997, Marvel III Holdings Inc. ("Holdings III"), a wholly owned subsidiary of Andrews Group, Inc., received notice from LaSalle National Bank, as Trustee under the Indenture (the "Indenture"), dated as of February 15, 1994, between Holdings III and NationsBank of Georgia, National Association, as Original Trustee, as succeeded by The Bank of New York, as First Successor Trustee and LaSalle National Bank as Second Successor Trustee, that all rights of Holdings III to exercise voting and other consensual rights with respect to 1,000 shares of common stock of Holdings II pledged pursuant to the terms of the Indenture had been terminated, that all such rights had vested in the Trustee, and that the Trustee has the sole right to exercise such voting and consensual rights.

         Also on August 15, 1997, the directors of Holdings II were notified by the Trustee that they had been removed as directors and that Mr. Carl C. Icahn, Mr. Robert Mitchell and Mr. Vincent Intrieri had been elected to the board of directors. Thus, Holdings II came under the same control as Holdings I as describe more fully in Amendment 5 to this Schedule 13D filed on April 25, 1997.

         On March 3, 1998, the Bankruptcy Court entered its Order Authorizing and Approving Compromise and Settlement Among the Indenture Trustee, the Noteholders, and the Debtor ("Original Authorizing Order"). See Exhibit 11. Pursuant to the Original Authorizing Order, the Bankruptcy Court approved the sale of up to 12.5 million shares of Marvel Entertainment Group, Inc. ("Marvel") held by Holdings I and Holdings II, but pledged to the Noteholders ("Pledged Shares"). In addition, the Bankruptcy Court also approved the sale of up to 2.5 million shares of Marvel, held by Holdings I, which were not subject to the Noteholders' liens ("Unencumbered Shares").

         On March 17, 1998 the Bankruptcy Court entered its Amended Order Authorizing and Approving Compromise and Settlement Among the Indenture Trustee, the Noteholders, and the Debtor ("Amended Authorizing Order"). See Exhibit 12. In this Amended Authorizing Order, the Bankruptcy Court clarified issues relating to the above mentioned authorizations of sale.

         On April 9, 1998, the Bankruptcy Court entered its Supplemental Order Authorizing Additional Distribution of Shares ("Supplemental Authorizing Order") See Exhibit 13. (The Original Authorizing Order, Amended Authorizing Order and the Supplemental Authorizing Order are herein collectively referred to as the "Orders"). In the Supplemental Authorizing Order, the Bankruptcy Court approved the sale of an additional 21.5 million Pledged Shares, held by Holdings I and Holdings II, as well as the sale of the remaining Unencumbered Shares held by Holdings I.

         Pursuant to the Orders, Holdings I has sold 1,781,600 Unencumbered Shares on the open market. In addition, under the auspices of the Orders, the Indenture Trustee has distributed 22,802,808 Pledged Shares of Holdings I and 11,193,756 Pledged Shares of Holdings II to the Noteholders.

         Finally, Holdings I and Holdings II intend to review on a continuing basis their investment in Marvel and may consider to advance any option available to them including those actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D. However, except as set forth above and in Amendment Nos. 5, 6, 7, 8, 9 and 10 to this Schedule 13D, neither Holdings I nor Holdings II have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest In Securities of the Issuer.

         Item 5 is hereby amended by adding the following:

         (a) and (b) The following is the aggregate amount of Common Stock that is beneficially owned by each Reporting Person:

                                                Aggregate            Percentage
          Name                              Number of Shares          of Class

          Marvel Holdings, Inc.                26,347,759              25.88 %
          Marvel (Parent) Holdings, Inc.       18,108,570              17.79 %
                                               ==========              =======
          TOTAL                                44,456,329              43.67 %

Item 7.  Material to Be Filed as Exhibits

         Exhibit 11 Order Authorizing and Approving Compromise and Settlement Among the Indentured Trustee, the Noteholders, and the Debtor

         Exhibit 12 Amended Order Authorizing and Approving Compromise and Settlement Among the Indentured Trustee, the Noteholders, and the Debtor

         Exhibit 13 Supplemental Order Authorizing Additional Distribution of Shares


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              MARVEL HOLDINGS INC.
                                              MARVEL (PARENT) HOLDINGS INC.


                                              By: /s/ Vincent J. Intrieri
                                              ------------------------------
                                              Name: Vincent J. Intrieri
                                              Title: Secretary and Treasurer

Dated: June  17, 1998